SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: April 25, 2007

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Receives Sizeable Follow – On Order from a Major Fortune 100 U.S. Manufacturer

—	Eltek Receives Largest Single Order from the U.S.
—	Eltek Expects Delivery of the $770,000 Order during Q2 and Q3 2007

PETACH-TIKVA, Israel, April 25, 2007 – Eltek Ltd. (NasdaqCM: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced that a major U.S. industrial manufacturer has placed a follow-on order for flex- rigid PCBs that will be used in the production of advanced industrial equipment. This order valued at $770,000 is anticipated to be supplied during the second and third quarters of 2007.

This order was received under a supplier managed inventory program agreement. This framework agreement provides for our shipment of the PCBs to a hub close to the customer in the U.S. under frequent scheduling agreements. Sales are recognized when the PCBs are shipped to the customer, which are expected to be completed in the third quarter. ” We are very pleased to receive this sizeable follow-on order from this prestigious U.S. customer, the largest order that we have received since we entered into a framework agreement with the customer towards the end of 2006,” said Arieh Reichart, President and Chief Executive Officer of Eltek.

“This new order signifies an important quantitative achievement in our penetration into the U.S. flex – rigid PCB market and we expect to report record sales in the U.S. in 2007,” continued Reichart. “As we are optimistic that we will receive follow-on orders from this customer, we believe that this engagement will become an important incremental growth and margin expansion driver for Eltek.”

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.